599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

May 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey P. Riedler

Re:	Ritter Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-202924) filed April 24, 2015 CIK No. 0001460702

Dear Mr. Riedler:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 7, 2015 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Amended Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Prospectus Summary

1.	We note your revised disclosure that you intend to conduct a Phase 2b/3 trial of RP-G28. Please amend your disclosure in this section to include the following information consistent with disclosure appearing elsewhere in your prospectus:

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Securities and Exchange Commission

May 8, 2015

•	Neither the FDA nor any other comparable governmental agency has considered your Phase 2b/3 study or your current development plan for RP-G28, and you do not intend to request a meeting with the FDA to discuss these matters;
•	You have not consulted with the FDA about the intent to use abdominal pain as a primary endpoint for the Phase 2b/3 pivotal clinical trial; and
•	You will need to submit an IND supplement containing amended protocols for the Phase 2b/3 adaptive trial that must be approved by the FDA.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the prospectus summary to include the information requested by the Staff.

Dilution, page 47

2.	It appears that historical book value per share at December 31, 2014 throughout this item should be based on stockholders’ deficit of $14,495,042. Please revise accordingly.

The Company acknowledges the Staff’s comment and respectively submits to the Staff that historical book value per share, as used in the Dilution disclosure on page 48 of the Amended Registration Statement, should be based on the Company’s net tangible book value as of December 31, 2014 rather than stockholders’ deficit. The Company has disclosed book value per share based upon the Company’s net tangible book value as of December 31, 2014 in accordance with Item 506 of Regulation S-K. Item 506 requires disclosure of the Company’s net tangible book value per share before the proposed initial public offering. As disclosed on page 48 of the Amended Registration Statement, net tangible book value represents the amount of total tangible assets less total liabilities. As of December 31, 2014, the Company’s total tangible assets and total liabilities were $2,963,320 and $1,254,750, respectively, resulting in net tangible book value of $1,708,570.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Significant factors, assumptions and methodologies used in determining the estimated fair value of the Company’s common stock, page 55

3.	Refer to your response to item 5 of your April 24, 2015 letter. Please tell us the number of shares used to arrive at the $1.048 per share value in connection with the December 2014 valuation, and how the number of shares was determined.

The Company acknowledges the Staff’s comment and respectively advises the Staff that the estimated probability weighted per common share value of $1.048 was based on an estimated fully diluted share count as of the valuation date of 42,459,334 shares, of which 3,227,500 shares are common.

Securities and Exchange Commission

May 8, 2015

Clinical and Regulatory

Principal Component Analysis of Microbiome Shifts, Page 79

4.	The illustration provided in Figure 3 contains text that is illegible. Please revise this figure accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has deleted Figure 3 and revised the text on page 82 of the Amended Registration Statement to instead describe the results of Figure 3.

Government Regulation and Product Approval, page 87

5.	We note your disclosure with respect to adaptive seamless phase 2b/3 designs and that the main statistical challenge in such a design is ensuring control of the type I error rate. Please revise your disclosure to define the term “type 1 error rate.” In addition, please include a discussion as to how you will address this statistical challenge where you discuss the design of your Phase 2b/3 trial for RP-G28 elsewhere in the prospectus.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 91 of the Amended Registration Statement to include the information requested by the Staff.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc: Michael D. Step, CEO of Ritter Pharmaceuticals, Inc.